April 19, 2013

Mr. John Cash
Branch Chief - Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Louisiana-Pacific Corporation (the “Company”)
Form 10-K for the fiscal year ended December 31, 2012
Filed February 28, 2013
Definitive Proxy Statement of Schedule 14A
Filed March 20, 2013
File No. 1-7107

Dear Mr. Cash:

Attached are the Company's responses to the comments detailed in your letter dated April 17, 2013 regarding the above referenced filing. As requested, the numbered responses in this letter correspond to the numbered comments in your letter.
Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 7

1.
It appears that your business may be impacted by impairment charges on long-lived asset, which charges for the period ended December 31, 2011 appear to have been material (refer to Note 17 to the consolidated financial statements). With a view towards future disclosure, please tell us what consideration you have given to including a specific risk factor addressing how these impairment charges may affect your financial condition.

The Staff's attention is directed to the disclosure on page 43 under the caption "Potential Impairments" in MD&A.  The Company believes, in connection with the referenced Form 10-K, that such disclosure adequately apprised investors of the risk associated with potential impairments.  However, the Staff's comment will be taken into account in connection with future filings.

2.     We note that in your earnings call for the fourth quarter of 2012, you provide a business outlook for 2013. Specifically, we note that for the first quarter, you forecast a negative price variance of $6 million on raw materials and anticipate spending about $50 million in capital expenditures reflecting an increase in investments in your mills. Please include a similar discussion and analysis of known trends, demands, commitments, events and uncertainties, to the extent material, in your future filings so that investors can ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

The Staff's comment is noted and will be taken into account in connection with the preparation of future filings.

Exhibit 32

1.
As previously requested in comment eight of our letter dated November 30, 2009, please revise all future filings, as applicable, to reflect that the address of the Securities and Exchange Commission is 100 F Street, NE, Washington D.C. 20549.

The Staff's comment is noted and future filings will be revised accordingly.

Definitive Proxy Statement on Schedule 14A

Proxy Card

4.    In future filings, please ensure proxy card clearly indicates that shareholders are being asked to vote, on an advisory basis, to approve executive compensation. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

The Staff's comment is noted and future filings will be revised accordingly.

* * * * *

As requested by the Staff, LP acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions you wish to discuss, you may contact any one of the following:

Sallie B Bailey
Executive Vice President, Administration and Chief Financial Officer
E-mail: sallie.bailey@lpcorp.com
Phone: 615.986.5788

Becky Barckley
Controller, Financial Reporting
E-mail: becky.barckley@lpcorp.com
Phones: 615.986.5875

Sincerely,

/s/ Sallie B. Bailey

Sallie B. Bailey
EVP, Administration and CFO

cc. Ms. Mindy Hooker
Ms. Jessica Dickerson